UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                             SCHOOL SPECIALTY, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    807863105
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                                 (CUSIP Number)

                                  July 31, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
         Schedule 13G is filed: [ X ] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 807863105
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(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
     Palisade Capital Management, L.L.C., Tax ID#: 22-3330049
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)   N/A               (b)

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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:  New Jersey
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Number of Shares Beneficially Owned by Each      (5) Sole Voting
     Reporting Person With                             Power:          1,062,000
                                                 (6) Shared Voting
                                                        Power:           112,000
                                                 (7) Sole Dispositive
                                                        Power:         1,174,000
                                                 (8) Shared Dispositive
                                                        Power:              --
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,174,000
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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(11) Percent of Class Represented by Amount in Row (9):  6.72%
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(12) Type of Reporting Person (See Instructions):  IA
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Item 1(a). Name Of Issuer:  School Specialty, Inc.
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Item 1(b). Address of Issuer's Principal Executive Offices:  1000 North Bluemond
           Drive, Appleton, WI 54914
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Item 2(a).  Name of Person Filing:  Palisade Capital Management, L.L.C.
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Item 2(b).  Address  of  Principal Business Office or, if  None, Residence:
            One Bridge Plaza, Suite 695, Fort Lee, NJ 07024
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Item 2(c).  Citizenship:  New Jersey
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Item 2(d).  Title of Class of Securities:  Common Stock
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Item 2(e).  CUSIP No.:  807863105
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Item 3. If This Statement Is Filed Pursuant toss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a

         (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b) [ ] Bank as defined in section 3(a)(6) of  the Act (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) [X] An Investment Adviser in accordance withss.240.13d-1(b)(1)(ii)
                 (E);

         (f) [ ] An  Employee  Benefit Plan or Endowment Fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A Parent  Holding  Company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A  Church  Plan  that is  excluded  from the  definition  of an
                 investment  company   under Section  3(c)(14) of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         (a)     Amount Beneficially Owned (as of July 31, 2000):

                 1,174,000

         (b)     Percent of Class (as of July 31, 2000):

                 6.72%

         (c)     Number of Shares as to which such person has:

                 (i)   sole power to vote or to direct the vote      1,062,000
                                                                     ---------

                 (ii)  shared power to vote or to direct the vote      112,000
                                                                       -------

                (iii)  sole power to dispose or to direct the disposition of
                                                                       1,174,000
                                                                       ---------

                (iv)  shared power to dispose or to direct the disposition of --
                                                                           -----


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. No client account contains more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     August 14, 2000
                                                     ___________________________
                                                     (Date)


                                                     /s/Steven E. Berman
                                                     ___________________________
                                                     (Signature)



                                                     Steven E. Berman/Member
                                                     ___________________________
                                                     (Name/Title)


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)